The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

June 19, 2008

Blair F. Petrillo
United States Securities and Exchange Commission
Division Of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Michael Lambert, Inc.
Registration Statement on Form SB-2
Filed October 5, 2007
File No. 333-146517

Prospectus Cover Page

1.	Please delete the first sentence in the fifth paragraph since the information presented is to be complete upon effectiveness.

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

Prospectus Summary

2.
Please delete the defined terms in the last sentence of the first paragraph since the terms are clear from their context. This would also apply to the second paragraph on page 8 and the first paragraph on page 18.

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

3.
Please review the document for accuracy and revise, as appropriate, to correct typographical errors. For example, in the second full paragraph on page 5, the last line includes the word "closing" when it appears that it should be "clothing," This error appears again in the fourth full paragraph on page 18.  In addition, it appears that the word "stock" is missing after the word "common" in the seventh full paragraph on page 5.

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

4.
The total number of shares (including shares underlying warrants) described on page 5 of the registration statement equals 2,091,500 which is inconsistent with the 2,039,500 shares included an the cover page of the registration statement. Please review and revise the share and warrant numbers contained throughout the document to ensure that they are accurate and consistent.

RESPONSE:

We have revised the Amended Registration Statement to clarify the shares being registered in connection with the offering.

Summary of the Offering

5.
On page six of the registration statement, you indicate that prior to this offering there are 3,564,500 shares of common stock of the company outstanding. This number appears to be inconsistent with the disclosure on pages 35 and 35 of the registration statement under the heading "Recent Sales of Unregistered Securities" which indicates, after taking into effect cancelled shares, that 3,204,500 shares of common stock have been issued. Please revise the document in an appropriate place to explain the difference. Far example, if the discrepancy is a result of warrant exercises, please disclose the number of warrants that have been exercised and the consideration received by the company as a result.

RESPONSE:

We have revised the statements under the heading “Recent Sales of Unregistered Securities” to be consistent with the Company’s securities transactions.  The initial Registration Statement incorrectly stated that in January 2007, the Company cancelled 360,000 shares of common stock, whereas in January 2007, the Company cancelled 310,000 warrants to purchase shares of its common stock.  We have revised the Amended Registration Statement to reflect this change.

6.
On page six of the registration statement, you indicate that 1,400,000 shares of common stock underlying warrants are being registered. This disclosure is inconsistent with the disclosure on page five of the registration statement where you indicate that 1,450,000 shares underlying warrants are being registered. In addition, under the sub-heading "Use of Proceeds" on page six and the "Use of Proceeds" heading on page 12 of the registration statement, the amount of proceeds to be received by the company upon exercise of the warrants is consistent with 1,400,000 warrants but not 1,450,000 warrants, Please review all numbers in the document for accuracy and consistency, and revise as appropriate.

RESPONSE:

We have revised the Registration Statement where appropriate for accuracy and consistency in connection with the number of shares of common stock being registered.

Risk Factors

7.
The disclosure on page 21 of the registration statement indicates that all of the handbags are currently being sewn by a cooperative known as Fuerza Unida and that you do not have an agreement in place with this cooperative. Please add a risk factor indicating that there is no agreement in place and that Fuerza Unida could stop making the bags at any time.  Please also add a risk factor describing any risks related to your ability to obtain the raw materials to make the handbags.

RESPONSE:

We have updated the Amended Registration Statement to include a risk factor regarding the fact that the Company does not have any agreements in place with Fuerza Unida. The Company does not believe that there are risks related to the Company’s ability to obtain the raw materials required to make the handbags, as the materials are either on hand or readily available in the marketplace.

8.
You have included a risk factor an page 8 of the registration statement regarding the company's reliance an Robert Kremer. On page 13 of the registration statement you disclose that Mr. Kremer spends approximately 20% of his time an matters related to Michael Lambert, Inc. and approximately 80% of his time on matters related to Mr. Kremer's other company, KBK, Inc. Please expand the risk factor on page 8 of the registration statement to address the risk that Mr. Kremer will be unable to devote sufficient  attention to the operations of Michael Lambert, Inc. or may be distracted by other business matters.

RESPONSE:

We have added a risk factor, “Because Our Chief Executive Officer Is Involved In Another Business, He May Not Be Able Or Willing To Devote A Sufficient Amount Of Time To Our Business Operations.“ which addresses your comment above, as you have requested.

9.
On page 10 of the registration statement, you include a risk factor describing, in part, the risk of dilution to shareholders should the company choose to issue preferred stock. Please add a separate risk factor to describe the risk of dilution to shareholders if all outstanding warrants and options are exercised and that the exercise of all warrants would result in a significant increase in the number of shares outstanding and significant concentration in the hands of very few shareholders.

RESPONSE:

We have added a new risk factor entitled “The Issuance Of Common Stock Upon Exercise Of Our Outstanding Warrants Will Cause Immediate And Substantial Dilution And Will Cause Our Majority Shareholders To Hold An Even Greater Percentage Of Our Outstanding Common Stock” including the disclosure you have requested.

Directors Executive Officers. Promoters. Control Persons and Significant Employees

10.	Please include a column in the table on page 13 of the registration statement to disclose when Mr. Kremer's term as a director of the company expires.

RESPONSE:

We have added disclosure of the fact that Mr. Kremer will serve as a Director of the Company until the next annual meeting of shareholders and until his successor is elected and qualified.

11.
Please revise the disclosure in this section and throughout the registration statement to refer to the officer and director of the company in the singular and not the plural given that there is only one officer and director of the company at this time.

RESPONSE:

We have revised the disclosure as you have requested.

12.
The disclosure on page 13 of the registration statement indicates that there is a subsidiary of the company that you refer to only as "Sunshine." Please disclose as appropriate throughout the registration statement, including in the "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the type (e.g., corporation, partnership etc...), the purpose, operations and assets of this entity.

Response:

The Company does not have any subsidiaries and as such the disclosure under Directors, Executive Officer, Promoters, Control Persons and Significant Employees has been revised appropriately.

Security Ownership of Certain Beneficial Owners and Management

13.	In the ownership table on page 14 of the registration statement, please include Mr. Kremer's titles underneath his name to make clear his position with the company.

RESPONSE:

We have revised the disclosure in the Amended Registration Statement under Security Ownership to include Mr. Kremer’s titles as you have requested.

14.
Please review the numbers in the beneficial ownership table as well as the numbers in the selling stockholders table on page 30 of the registration statement for consistency and accuracy. For example, the table on page 14 of the registration statement indicates that Kenneth Kremer currently beneficially owns 1,604,000 shares of common stock of the company. However, the table an page 30 of the registration statement indicates that he would own 1,380,000 shares of common stock of the company if he were to sell the 400,000 of his shares being registered. Based on the disclosure in the beneficial ownership table, it appears that Kenneth Kremer would own 1,200,000 shares of common stock if he were to sell 400,000 shares of common stock.

RESPONSE:

We have revised the various shareholding amounts disclosed throughout the Registration Statement to be consistent as you have requested.

Experts

15.
The Experts section on page 16 indicates that the November 30, 2005 balance sheet has been audited by Malone & Bailey; however, that balance sheet has not been included in the filing. Please revise the disclosure accordingly.

RESPONSE:

The Company has revised its disclosure under “Experts” as you have requested and has updated the financials in the amended Form S-1 as you have requested.

Description of Business

16.
Please revise the "History" section on page 18 of the registration statement and the "Prospectus Summary" as appropriate for consistency and accuracy. For example, on page 18 of the registration statement you indicate in the second full paragraph that the company may manufacture clothing accessories in the future and in the sixth full paragraph that the, company may manufacture cologne/perfume, jewelry eyewear or watches. This disclosure is inconsistent with the disclosure on page five of the registration statement where you indicate that you intend to manufacture belts, pillows and scarves. In addition, in the second full paragraph, you indicate that 168 handbags have been sold to date. This disclosure is inconsistent with the disclosure on page nine of the registration statement where you indicate that 177 handbags have been sold. Revise the second paragraph on this page to indicate the number of clothing stores selling your products and reconcile that with the two retailers referred to in the penultimate paragraph.

RESPONSE:

The Company has revised its disclosures to be consistent as you have requested.

17.
Please revise the "Description of Business" section so that investors have a clear view of the present operations of the company, the future plans of the company and the specific steps the company will need to undertake to achieve those goals. To the extent necessary far a clear presentation, move discussions under the "History" sub-heading of future needs and plans to the appropriate existing or new sub-headings under "Description of Business." For example, under "Market Need," you cite the demand for handbags. Please expand the discussion to articulate how your products currently help create and meet that demand, how you intend to enhance the demand and what you mean by "marketing and selective distribution."  In addition, on page 21 of the registration statement, you indicate that you will emphasize your relationship with Fuerza Unida in your marketing efforts. Consider adding that disclosure to the "Description of Business" section with a discussion of other marketing efforts and strategies that the company either is undertaking or intends to undertake in the future. In this regard, we note the news article included on your website that highlights and emphasizes additional information not included in your prospectus. As an example the article implies far greater involvement of KBK and their facilities than is discussed in the prospectus including your showroom manager, your designer and a local artist as well as the warehouse and sorting rooms. You also suggest additional outlets for sales and collaboration for a sub line of bags with a designer label. You also emphasize the importance of Fuerza Unida's participation. Please revise your disclosure to fully discuss. In addition, please advise us of the facts and circumstances for the article's development including how it was initiated, the persons participating in the story and the reason it is included on your website.  Please also provide your analysis of the distribution of the article during this registration period.

RESPONSE:

The Company has expanded upon its disclosures under “Market Need” and how the Company currently plans to create market demand for its products.

The newspaper article was the result of Kathy Sosa, one of our consultants, suggesting to a reporter (Elaine Ayala) at the San Antonio Express News that the Company was a new company producing handbags using discontinued fabrics. Additionally, the Company was using the women of Fuerza Unida to sew the bags. The reporter was initially interested in the recycling of the fabrics and the relationship with Fuerza, but after she visited with the Company’s CEO and saw the quality of the Company’s product and the promise of "one of kind, never duplicated" handbag, she focused her story equally on the Company and Fuerza.

The participants in the story are Robert and Kenny Kremer, Mimi Terrazas, Kari Buchanan and Kathy Sosa, all employees and/or consultants of the Company, as well as the women of Fuerza Unida. The article appeared in the Express-News and in Conexion, "The weekly voice of la cultura" in San Antonio. The articles were published the same week in March and the distribution was throughout the San Antonio and south Texas area.

The article is included on the Company’s website because the Company’s management believed that the article accurately reflected the Company’s products and goals and created awareness of the fact that the Company employees local workers in San Antonio, Texas.  The Company believes that since the article has previously been published in the local newspaper that by providing a copy of the article on its webpage, it is not redistributing such article during the registration process, but only affording anyone who visits the Company’s website a chance to read the article.  Finally, as the article was originally published in March 2007, , prior to the time the Company filed its Registration Statement, and as the Company did not pay for the article, the Company believes it is incorrect to characterize the original publication of the article as being distributed during the registration period.

The Company believes there is a difference between the Article, published by the San Antonio Express News, which is about a local San Antonio business, Michael Lambert and a local manufacturing company, Fuerza Unida, and a press release put out by the Company and/or other marketing materials soliciting investors.  The Company did not pay for the article and/or distribute it.  The Company has included it on its webpage as such article is in the public domain, and in the Company’s belief, paints the Company in a positive light.

The article also references certain planned brands and other operations of the Company, which were left out of the Company’s disclosure in the Registration Statement, as such future operations and brands have not occurred to date, and are only planned.

18.
Please provide us supplementally with a copy of the report by NPD Group, Inc. marked to show the references far the statements made on page 19 of the registration statement. Please confirm that the information contained in the 2004 report is the latest available information.

RESPONSE:

The information reported in the Registration Statement is the most recent information available to the Company.  While the information stated in the Registration Statement comes from the NPD Group,  Inc., report, the information actually comes from a May 9, 2005,  Business Wire press release on the NPD Group, Inc. Report.  The Company has clarified the disclosure in the Registration Statement.  The press release itself can be found at the following website address: http://findarticles.com/p/articles/mi_m0EIN/is_2005_May_9/ai_n13677104.

19.
It appears that the company considers online sales to be a critical component of its future growth. Please expand the discussion of the company's planned website to include the steps necessary to launch the site and the efforts that will be needed to direct traffic to the site. Please consider whether any delay in the launch of the website would adversely affect the operations or financial condition of the company such that a risk factor should be added.

RESPONSE:

The Company has revised its disclosures to clarify that the Company currently sells its products over the internet through its relationship with watchnbuy.com.

20.
Please include a meaningful discussion of competition. Who are your current competitors?  Are they national or local? What is your current position in the industry?  What are the methods of competition? See Item 101(b)(4) of Regulation S-B.

RESPONSE:
The Company has updated its discussion of competitors under the heading “Competition” in the amended Registration Statement as you have requested.

21.
Please include under "Description of Business" a brief discussion of how your product is manufactured, how you obtain raw materials and who your significant suppliers are, if any. See Item 101(b)(5) of Regulation S-B.

RESPONSE:

The Company has included the information you have requested under “Our Manufacturing Process” under “Description of Business,” as you have requested.

22.	Please discuss under "Competitive Advantage" how the brand Michael Lambert, Inc. either is or will be a competitive advantage for the company.

RESPONSE:

The Company has discussed why it believes it will be competitive in its market under “Competitive Advantage” and under “Market Need,”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marketing

23.
Please delete or clarify the reference to "our staff' an page 21 as there is currently only one employee of the company. If the company intends to change its number of employees significantly, please disclose that intention. See Item 303(a)(1)(iii) of Regulation S-B.

RESPONSE:

The Company has revised its disclosure to make clear that while the Company does not currently have any staff or immediate plans to hire such staff, funding permitting, the Company plans to hire additional staff at some point in the future.

24.
Please describe an more detail your relationship with Fuerza Unida and the terms under which they make handbags for the company. Include specifically whether either party could terminate the relationship at will.

RESPONSE:

The Company has revised the Registration Statement as you have requested.

Results of Operations for the three months ended May 31. 2007 and 2006

25.
Please disclose as appropriate throughout the registration statement, including in the beneficial ownership table, the amount and terms of the stock options granted to Robert Kremer during the three months ended May 31, 2006 as well as any other stock options that may be outstanding. In this regard, we note that the notes to the financial statements refer to options, while the body of the registration statement refers to warrants. Please revise the disclosure as necessary to clarify whether these terms refer to the same or different securities.

RESPONSE:

The use of the term “Warrants” as used in the Registration Statement and “Options” as used in the financial statement footnotes referred to the same securities.  For clarity, the Company has revised the use of the term “Warrants” in the Registration Statement to “Options” where applicable.

Liquidity and Capital Resources

26.
Please disclose prominently in this section that your auditors have substantial doubt that the company will be able to continue as a going concern. Also, please include the language from page 8 of the registration statement regarding your ability continue operations far the next six months and your need for financing to continue operations for the next 12 months.

RESPONSE:

The Company has revised the Amended Registration Statement as you have requested.

Certain Relationships and Related Transactions

27.
Please expand in this section and throughout the registration statement, as appropriate, the discussion of the terms of the warrants that have been issued, including but not limited to, vesting, ability to exercise, expiration, registration rights, termination and other material terms. To the extent these warrants are evidenced by written agreements, please consider whether they are required to be filed as exhibits to the registration statement. See Item 601 of Regulation S-B. Consistent with comment 25 above, please add similar disclosure, including the filing of exhibits, with respect to stock options.

RESPONSE:

The Company has revised the Amended Registration Statement as you have requested.

28.	In the third paragraph on page 25 and the fourth paragraph on page 26, indicate the services rendered.

RESPONSE:

The Company has revised the Registration Statement to include the disclosures you have requested.

29.	Please expand the disclosure in the fifth and sixth full paragraphs an page 26 to include the amount of consideration received for the sale of shares to others.

RESPONSE:

Neither Robert nor Kenneth Kremer received any consideration received in connection with the transfer of the 20,000 shares to a non-affiliate, instead the shares were transferred in consideration for services rendered to the Company, and the Company has expanded the discussion of such transaction in its Amended Registration Statement as you have requested.

30.	Please indicate whether the transactions with affiliated persons were on terms at least as favorable to the company as would have been available from unaffiliated parties.

RESPONSE:

The Company has added the disclosure you have requested.

Executive Compensation

31.
Please caption the table on page 26 of the registration statement as the "Summary Compensation Table" in accordance with Item 402 of Regulation S-B. Please revise the column headings in the table to more closely conform to the headings and order set forth in Item 402(b) of Regulation S-B. Please add a column for Option Awards. Please remove the reference to footnote (2) appearing after the word "Director" in the "Name and Principal Position" column.

RESPONSE:

The Company has revised the “Summary Compensation Table” as you have requested.

32.
For the warrants granted to Mr. Kremer, please clarify in the footnotes that the amount disclosed in the Summary Compensation Table has been calculated in accordance with FAS 123R and provide a reference to the location in the Financial Statements where a discussion of the assumptions used in such valuation appear. See Item 442(b)(2)(v) and (vi) of Regulation S-B.

RESPONSE:

The Company has updated the Amended Registration Statement with the information you have requested.

33.
In the paragraph below the Summary Compensation Table that discusses the fact that Mr. Kremer does not receive a salary, please expand this discussion to disclose that he has  received warrants (and options) as consideration for his services and whether such grants will continue until such time as Mr. Kremer receives a salary. In addition, please discuss how the amounts awarded to Mr. Kremer were determined. See Item 402(c) of Regulation S-B.

RESPONSE:

The Company has expanded the discussion of compensation to disclose that Mr. Kremer has received stock based compensation in the past and will likely continue to receive such consideration in the future and to include how the options awarded to Mr. Kremer were determined as you have requested.

34.
Please include the "Outstanding Equity Awards at Fiscal Year End" table required by Item 402(d) of Regulation S-B as discussion in the MD&A and in the notes to the financial statements indicates that there are options outstanding.

RESPONSE:

The Company has added the disclosure table as required by Item 402(d) of Regulation S-B.

Description of Capital Stock

Warrants

35.
On page 29 of the registration statement, you indicate that the company currently has warrants to purchase 2,165,000 shares of common stock outstanding. This disclosure appears to be inconsistent with the disclosure on pages 35and 36 of the registration statement where it appears that after taking into account warrants that have been cancelled, the company has 2,200,000 warrants to purchase common stock outstanding. Please revise the disclosure as appropriate.

RESPONSE:

The Company has revised its disclosures to make the 2,165,000 number consistent throughout the Amended Registration Statement.

Plan of Distribution and Selling Stockholders, page 29

36.
Please expand the discussion in this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted an the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply far quotation on the OTC Bulletin Board on your behalf.  Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

RESPONSE:

The Company has revised the Amended Registration Statement with the disclosures you have requested.

37.
Please revise the last sentence of the last paragraph on page 29 to describe the material relationships between you and the selling stockholders. It is unclear why you indicate that none of the selling stockholders has had a material relationship with the company since its inception. Please revise or advise us, See Item 507 of Regulation S-B.

RESPONSE:

We have removed the reference to the Selling Shareholders having no material relationships with the Company since inception.

38.
Please revise the "Selling Stockholders" table to include columns disclosing the number of shares of common stack beneficially owned prior to the offering and the percentage of ownership after the offering. See Item 507 of Regulation S-B.

RESPONSE:

The Company has revised the Amended Registration Statement to include the additional disclosures you have requested.

39.
It appears from the disclosure in the "Selling Stockholders" table that 1,600,000 shares underlying warrants are being offered for resale. This disclosure is inconsistent with other disclosure in the registration statement that indicates that either 1,400,000 or 1,450,000 shares underlying warrants are being registered for resale. Please revise the registration statement throughout to disclose the actual number of shares underlying warrants that are being registered.

RESPONSE:

The Company has removed the registration of the outstanding Options from its Amended Registration Statement and has otherwise made the number of shares of common stock being registered in the Prospectus, consistent throughout.

40.
In the first full paragraph on page 31 of the registration statement, you indicate that upon effectiveness of the registration statement, 3,564,500 shares "to be resold pursuant to this Prospectus will be eligible far immediate resale in the public market...." Please revise this paragraph to disclose that only the number of shares being registered (i.e., 2,039,500 shares) are being offered far sale pursuant to this prospectus (subject to the exercise of warrants). The remaining shares outstanding will be subject to the resale limitations of Rule 144.

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

41.	Please provide the disclosure in the first paragraph on page 32 under a separate heading "Determination of Offering Price." See Item 505 of Regulation S-B.

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

Market for Common Equity and Related Stockholder Matters

42.	Please disclose under this heading the number of shares that could be sold pursuant to Rule 144 or provide a cross-reference to such disclosure. See Item 201(a)(2)(ii) of Regulation S-B.

RESPONSE:

The Company has included the information you have requested.

Legal Matters

43.	Please include a cross- reference to "Certain Relationships and Related Transactions."

RESPONSE:

We have revised the Amended Registration Statement as you have requested.

Financial Statements

General

44.	Please update the financial statements to include the August 31, 2007 balance sheet and related operations. See Item 310(g) of Regulation S-B.

RESPONSE:

The Company has revised the Amended Registration Statement to include the November 30, 2007, audited financial statements and the February 29, 2008 financial statements pursuant to Item 301.

45.
We note the text of the document stating that the company is in the development stage; however, we do not see related disclosures in the financial statements. Please see SFAS No. 7 and revise or advise as appropriate.

RESPONSE:

It has been determined that the Company is no longer in the development stage and disclosure has been added to Note 1 of the November 30, 2007 financial statements.

46.
To the extent it would enhance an investor's understanding of "Management's Discussion and Analysis of Financial Condition and Results of Operations," please add a discussion of significant accounting policies to that section.

RESPONSE:

The Company has included its significant accounting policies under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as you have requested.

Statement of 0perations

47.
The text of the filing states that you have had only limited sales of handbags to date; however, we do not see where you have recorded any revenue from the sale of products. Please advise and revise as appropriate.

RESPONSE:

The Company’s November 30, 2007 financial statements show $29,657 of total revenue for the year ended November 30, 2007, including $17,884 of merchandise sales.

Note 1 - Summary of Significant Accounting Policies. page F-11

48.
You state that the company is the successor to a sole proprietorship that was formed on July 1, 2005. It appears that the sole proprietorship was in the same business as the registrant and that the financial information for that prior period is relevant to an understanding of the registrant. Please revise to include audited predecessor financial statements, or tell us why you believe they are not needed or required.

RESPONSE:

The amended Registration Statement on Form S-1 has the required two years of financial statements included covering fiscal 2007 and fiscal 2006 as you have requested.

49.
We note that you have an accounting policy for inventory; however, you do not report any inventory in either the annual or interim financial statements. Please revise your description of business to more clearly explain how you operate without any inventory, especially in view of the fact that you are a manufacturer of products.  It may be more appropriate to explain this matter in management's discussion and analysis and/or your description of business. We note your disclosure on page 21 with respect to the sewing cooperative Fuerza Unida.

RESPONSE:

Inventory is purchased as needed, and as such, there was no inventory as of either balance sheet date, and/or as of November 30, 2007; however, the Company currently retains a number of completed items in inventory.  The Company has revised its disclosures under “Liquidity and Capital Resources” to disclose that it did not have any inventory.

50.	The earnings per share policy on page F-11 has an incomplete sentence. Please revise as appropriate.

RESPONSE:

The Company has revised the sentence.

Note 3 – Capital Stock

51.
In Note 3 an page F-5, the disclosure indicates that 510,000 warrants were cancelled during the six months ended May 31, 2007. This disclosure appears to be inconsistent with the disclosure on page 36 where it indicates that 350,000 warrants were cancelled. Please revise or explain as appropriate.

RESPONSE:

A total of 435,000 warrants were cancelled and the disclosures have been revised.

Note 5 -- Capital Stock, page F-13

52.
Please revise to discuss the value assigned to the 1 million shares issued at November 2, 2005 and how you accounted for the transfer of assets: We note common shares valued at $.50 were issued for services on the same date. Also, please revise to disclose the specific assets and liabilities you acquired, or were transferred, in connection with your founding.

RESPONSE:

This disclosure has been removed as the Amended Registration Statement does not include information from fiscal 2005.

53.	The third paragraph on page 36 reports 300,000 shares issued to two individuals. Please tell how this relates to the 275,000 reported in Note 5 an page F-13.

RESPONSE:

The disclosures have been revised. Page F-13 should have read 125,000 shares.

Note 6 – Stock Options, page F-I3

54.
The first paragraph of Note 6 states that the options were issued for services rendered or to be rendered. Please revise to clarify, if true, that the value of options for future services has not yet been charged to expense.

RESPONSE:

The disclosure has been revised. The options vested immediately and were expensed on the date of grant in accordance with FAS 123R.

Interim Financial Statements

General

55.	Please revise each page of the interim financial statements to state that the information is unaudited, if true.

RESPONSE:

The Company has revised its disclosures as requested.

56.
The text of the filing states that you have had only minimal sales of handbags; however, the financial statements do not show any revenue from sales of handbags. Please tell us if all the sales have been made in a subsequent period, or if they are included in royalty line item, or if there is some other explanation. Please revise or advise.

RESPONSE:

The Company’s statement of operations for the period ended November 30, 2007, has been revised to include all of the revenue types the Company has received, which are described in greater detail under “MD&A” in the Amended Registration Statement.

Note 3 – Capital Stock, page F-5

57.
Note 3 on page F-5 discloses that you issued 1,450,000 warrants. Please tell us when they were granted and reconcile to the disclosure on page 25 (Certain Relationships and Related Transactions), which provides detail of only 1,350,000 million warrants.

RESPONSE:

The disclosures have been revised to include the additional information requested.

58.
Throughout the filing you present a number of common shares outstanding that is higher than the number presented in the most recent financial statements. Please revise the interim financial statements to present a subsequent events footnote so that shares outstanding in the financial statements can be reconciled to disclosures in the filing.

RESPONSE:

The Company has added a “subsequent event” footnote to the footnotes to its audited November 30, 2007, financial statements to reconcile the total number of shares currently outstanding to the number listed in the financial statements as you have requested.

59.
Please tell us and revise the disclosure to report the accounting treatment of the 510,000 warrants that were cancelled. If the warrants were granted prior to the services being performed, then it does not appear appropriate to record expense for the entire value of the warrants. Please tell us how your accounting complies with GAAP, or revise as appropriate.

RESPONSE:

A total of 435,000 warrants were cancelled and the disclosure has been revised.  On November 2, 2005, MLI awarded 1,200,000 warrants to non-employees in exchange for services.  All of the outstanding warrants vested immediately.  The Company estimated the fair value of the options to be $533,132 and expensed the entire value during 2005 in accordance with FAS 123R.  During 2007, the Company came to a mutual agreement with the warrant holders to reduce the number of warrants granted due to dissatisfaction over the level of services that had been performed.  As a result of this agreement, 435,000 warrants of the original 1,200,000 were cancelled and $193,260 of previously recognized expense was reversed.

60.	Please revise to provide a table that shows the number of warrants that are outstanding as of the financial statement date and include any subsequent issuances and cancellations.

RESPONSE:

The table has been added.

Yours very truly,
/s/ The Loev Law Firm, PC

The Loev Law Firm, PC